Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 11, 2018

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Churchill Capital Corp

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Churchill Capital Corp, a Delaware corporation (the “Company”), and in connection with the confidential submission of the draft registration statement on Form S-1 (the “Registration Statement”) of the Company on the date hereof, we hereby confidentially submit the Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act, as amended, for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309 or Oliver Loxley at (212) 373-3692.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Joel L. Rubinstein, Esq.
Winston & Strawn LLP